Mail Stop 7010

      January 25, 2006

Ms. Ana Menendez
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

      Re:	Watsco, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
      File No. 1-5581

Dear Ms. Menendez:

      We have reviewed your response letter dated January 12, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Income

1. We read in your response to comment 1 from our letter dated
December 15, 2005, that "the calculation of EPS using the two-class method yields the same basic and diluted EPS for both Common and Class B." We have the following comments:

* It appears to us that the number of shares used to calculate diluted EPS for your Common Stock would be significantly higher than that used to calculate diluted EPS for your Class B Common Stock. In this regard, we note that your Class B Common Stock converts into your Common Stock, which we assume would result in a large number of dilutive securities when calculating diluted EPS for your Common Stock. However, based on the disclosures in your filing, there appear to be very few dilutive securities that would be included in the calculation of diluted EPS for your Class B Common Stock. Please advise.

* If you continue to believe that the two-class method yields the same diluted EPS for each class of your common stock, please provide us with supporting separate EPS calculations for each class of common stock for each period for which you present an income statement.

* If you believe that the two-class method yields different diluted
EPS for each class of your common stock, please show us your EPS calculations for each class of common stock for each period for which you present an income statement. Also tell us how you determined that it was appropriate to disclose the same diluted EPS number for both your Common Stock and your Class B Common Stock.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.


      Sincerely,




      John Cash
      Accounting Branch Chief

Ms. Ana Menendez
Watsco, Inc.
January 25, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE